May 31, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Linda Cvrkel
Ms. Claire Erlanger
Ms. Jean Yu

Re:	Live Nation Entertainment, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
File No. 001-32601

Ms. Cvrkel, Ms. Erlanger and Ms. Yu:

Set forth below is the response of Live Nation Entertainment, Inc. (“Live Nation” or the “Company”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated May 17, 2012 with respect to the Company’s Form 10-K for the year ended December 31, 2011. For your convenience, the comment provided by the Staff has been included herein together with Live Nation’s response.

In Live Nation’s response, the Company has agreed to change or supplement the disclosures in its future filings. The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo

Brian J. Capo

Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion & Analysis

Critical Accounting Policies and Estimates, page 73

Income Taxes, page 76

Comment 1: We note from your response to our prior comment the countries that comprise 95% of the reconciling item labeled “differences of foreign taxes from U.S. statutory rates” within the rate reconciliation table in Note 10 are Luxembourg, Ireland, the United Kingdom and the Netherlands. In light of the fact it appears you have derived a substantial amount of profit in a country that is considered a tax haven (Ireland), we believe you should revise your discussion to disclose these countries in which you have generated substantial profit with very low tax rates. We believe that this disclosure is consistent with the objectives in the guidance in Item 303(a)(3)(i) of Regulation S-K. Please revise accordingly.

Response: The Company is liable for income taxes at a very low statutory rate in Ireland, but does not derive a substantial amount of profits in this country. The Company is not liable for taxes at statutory income tax rates substantially lower than the U.S. statutory rates in the remaining three countries. Due to favorable jurisdictional tax rulings in Luxembourg, we do benefit from a lower effective tax rate in that country and this location represents the majority of the reconciling item in Note 10. To the extent the Company experiences a very low tax rate in a country where we derive a substantial amount of our profits, we agree that additional disclosure regarding this impact may be useful to investors, and consistent with the guidance in Item 303(a)(3)(i), and will revise our Management’s Discussion and Analysis in future annual filings to include this additional disclosure.